Exhibit 2.2

IRREVOCABLE UNDERTAKING

To:   Danaher Corporation

Dear Sirs,

In connection with your proposal to submit a voluntary public tender offer (the “Public Offer”) in accordance with the Danish Securities Trading Act (in Danish “Værdipapirhandelsloven”) to acquire the whole of the issued share capital of Radiometer A/S, CVR-No. 43415514 (“Radiometer”) on the terms and subject to the conditions set forth in the attached voluntary purchase offer dated 11 December 2003 (the “Offer Document”), we hereby irrevocably undertake to you:

•                                To tender, no later than on the last day of the offer period as set forth in the Offer Document or any extension hereof, all the shares owned by us in Radiometer, in total 3,270,276 shares divided into 1,296,000 A-shares and 1,974,276 B- Shares and any additional shares in Radiometer we may acquire, directly or indirectly, (the “Shares”), to you under the terms and subject to the conditions (including any subsequent improved terms and conditions) of the Offer Document, provided however that the provisions in the Offer Document pertaining to the automatic cancellation of shareholders’ tenders do not apply to us. If you improve the terms and conditions of the Offer Document to the benefit of other shareholders in Radiometer such improved terms and conditions shall also apply to the Shares tendered by us;

•                                to permit you to publish and disclose in connection with or following the announcement of the Public Offer that this Undertaking has been undertaken by us;

•                               that  we and our officers, directors and employees shall not directly or indirectly through advisors or other intermediaries:

1.                                       actively solicit any other offers nor initiate or actively facilitate any other approach from other interested parties in relation to any purchase of shares in Radiometer or other transactions intending to frustrate or impede the Public Offer (including, but not limited to, the issuance of new shares),

2.                                       enter into, or in any other way pursue any discussions or negotiations with (including providing non-public information to) any third party concerning a purchase of  shares in Radiometer or other transactions intending to frustrate or impede the Public Offer;

•                               not to sell, pledge or otherwise dispose or transfer the shares or any part thereof or any voting rights to the Shares or any part thereof; and

•                               not to vote the Shares at any shareholders’ meeting of Radiometer in a manner detrimental to you in your pursuit of the completion of the Public Offer.

Save for the governing law and arbitration clause set out below, this Undertaking and our obligations hereunder will automatically lapse (i) if the Public Offer is not announced by you immediately after the execution and delivery of this undertaking, or (ii) on the Public Offer being withdrawn by you.

This Undertaking shall be governed by Danish law. All disputes arising out of or in connection with this Undertaking shall be finally settled by arbitration in accordance with the Rules of Procedure of the Danish Institute of Arbitration (Copenhagen Arbitration). The arbitration tribunal shall be composed of three arbitrators appointed by the Institute. The place of arbitration shall be Copenhagen.

Copenhagen, 11 December 2003

Investeringsselskabet af 30.4.1992 A/S:

By:	/s/ S. Rasborg	/s/ Johan Schroder
Name:
Title:

3

Agreed, by Danaher Corporation

By:	/s/ Daniel L. Comas
Name: Daniel L. Comas
Title: VP

Agreed, by DH Denmark Holding ApS

By:	/s/ Philip Whitehead
Name: Philip Whitehead
Title: M.D.

At any shareholders’ meeting in Investeringsselsakabet af 30.4.1992 A/S, the undersigned, Johan Schrøder A/S, shall vote our shares to further completion of the Public Offer:

By:	/s/ [illegible]	/s/ Johan Schroder
Name:
Title: